Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gongago Inc.
52 Charterhouse Ave
Piedmont, SC 29673
gongago.com

Up to $106,999.75 in Common Stock at $0.55
Minimum Target Amount: $9,999.55

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gongago Inc.
Address: 52 Charterhouse Ave, Piedmont, SC 29673
State of Incorporation: DE
Date Incorporated: September 04, 2018

Terms:

Equity

Offering Minimum: $9,999.55 | 18,182 shares of Common Stock
Offering Maximum: $106,999.75 | 194,545 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.55
Minimum Investment Amount (per investor): $103.95

The Company and its Business

Company Overview

Gongago is a unique online business directory and local community hub. We provide information about deals from both online and local businesses, details for local events and other happenings, and local news. Our platform allows businesses to connect with mobile customers like never before and at an affordable low yearly rate with no additional fees. Users can view photos, business description, contact info, website link, and other details about a business as well as view/leave reviews and ratings for a business. There is an interactive map for local directories which allows users to get directions to a business and view relevant information about it. Gongago provides free listings for local businesses that are looking to expand their online presence and grow their business in their local community. Local businesses in the dining, shopping, entertainment, and health and wellness categories can also become featured on Gongago's site for more exposure on the site. There is a local community forum for visitors to post classifieds, help wanted, local announcement and more. Gongago has been operating as a sole proprietorship two years prior to the date of incorporation of the c-corp on September 4, 2018.

Competitors and Industry

Competitors include Groupon, Living Social, Yelp, YP(yellow pages), Thumbtack, Angie's List, DealNews.com, BradsDeals, and Offer.com to name a few of the key players that are in the discount and savings and business directory listing arena. Most of these sites specialize in one area such as online coupons or codes or require an extra step such as Groupon to receive the discount being offered. The fees charged by sites like Groupon or Thumbtack have also proven to be more prohibitive for many businesses looking to expand online or grow a local customer base.

Current Stage and Roadmap

Currently, Gongago is in the launch and early traction stage. In approx. 1 & 1/2 yrs since the website has gone live it has managed to attract around 250 local and online businesses with little to no marketing efforts. After securing funding Gongago plans to continue growing it's current market base as well as expand into new territories here locally in the US. Eventually, Gongago has plans to expand globally into other countries as well once it's service has become established in the US.

The Team

Officers and Directors

Name: James Lyon

James Lyon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co Founder, President and Director
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Business and affairs of the corporation. The president has general supervision, direction, and control of the day-to-day business and affairs of the corporation, subject to the direction and control of the board of directors.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the online advertising industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $106,999.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online advertising. Our revenues are therefore dependent upon the market for online advertising.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only a framework for our mobile app based on our website. Delays or cost overruns in the development of our mobile app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Gongago was formed on 09-04-2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gongago has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Gongago is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. However, the Trademark for the word Gongago is currently owned by James Lyon personally, and not the Company. James may assign such Trademark to the Company in the future, but this remains a risk to take into consideration. The Company owns multiple copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks (see discussion above on ownership of trademarks) and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Gongago or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Gongago could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Lyon	5,500,000	Common stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 58,850 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

Every shareholder entitled to vote is entitled to one vote for each share held, except as otherwise provided by law. A shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. Except as otherwise required by applicable law, a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. Each outstanding share entitled to vote shall be entitled to one vote upon each matter voted on at a meeting of shareholders. Except as otherwise required by applicable law, the vote of a majority of the shareholders present in person or by proxy at a meeting at which a quorum is present shall be the act of the shareholders.

Material Rights

The Company has authorized the issuance of 10,000,000 shares of Common Stock. As of this day, 5,500,000 shares of Common Stock are issued and outstanding. The board of directors may from time to time declare, and the corporation may pay, dividends on outstanding shares of the corporation, subject to limitations provided by law and the articles of incorporation of the corporation. Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. The rights, preferences and privileges of the holders of the company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

What it means to be a minority holder

As a minority holder of common stocks of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
We are primarily still in development stage and pre-revenue. The founder has used personal money to establish and operate the company for approx. the last two years since 2016 until now (incorporated Sep. 4, 2018)

Historical results and cash flows:
The company expects and hopes with investment funding to be able to begin generating income to help cover and pay for operating expenses.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
$5000.00 cash. The company currently has a revolving line of credit with First Citizens Bank, for a total amount available of $5000.00. This line of credit currently has an outstanding balance of $0

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds aren't critical for operations of the business at this point which currently has a minimal operating cost. Instead they would be used for expansion and growing the company at which time they would help with the increasing costs of doing so.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from this campaign aren't necessary for the viability, but would aid in growth and expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
At least 2-3 years based on the current minimal operating costs of web hosting and website maintenance.

How long will you be able to operate the company if you raise your maximum funding goal?
Approximately 4-5 yrs without any revenue, longer if revenue is generated.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Possibly future capital raises. Current $5000 line of line of credit with First Citizens Bank.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $3,025,000.00

Valuation Details: Advisory board conclusion based on comparative analysis, business model, traction to date, market demand for product. Our conclusion was reached at the date of incorporation based on companies that offer similar services. To date Gongago has had around 250 businesses sign up for its free services or free trial period which it hopes will convert to paying customers. Our business model incorporates similar aspects of all three of these companies that were looked at which have a high market demand: 1) Groupon is a very comparative company and was the reported as the fastest company to reach a billion dollar valuation in 2015 (https://qz.com/398090/groupon-still-the-fastest-company-to-reach-a-unicorn-billion-dollar-valuation/). 2) Yelp another similar competitor was valued close to 3 billion in 2015 according to analysts (https://www.eater.com/2015/5/7/8567811/yelp-sale-3-5-billion-google-apple-amazon-shares-up). 3) Thumbtack another similar competitor is valued at 1.3 billion (https://pitchbook.com/news/articles/billion-dollar-companies-arent-built-overnightjust-ask-the-ceo-of-thumbtack).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.55 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  Online Marketing. Social Media. Google Adwords etc

- *Working Capital*
  70.0%
  Improving website performance. SEO. Mobile app developement.

If we raise the over allotment amount of $106,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  24.0%
  Online marketing, social media marketing, google adwords. Hire a marketing/pr firm to run campaigns. Other various creative avenues as seen fit.

- *Research & Development*
  10.0%
  Mobile web app development.

- *Company Employment*
  40.0%
  Developer and on boarding of interns.

- *Operations*
  10.0%
  Website hosting, seo, and other business expenses

- *Working Capital*
  10.0%
  Used for various businesses expenses that arise through the normal course of business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at gongago.com (The company will make annual reports available at https://gongago.com/investors in the "Financial" section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gongago

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gongago Inc.

[See attached]

I, James Lyon, the President of Gongago Inc., hereby certify that the financial statements of Gongago Inc. and notes thereto for the periods ending 12-31-2016, 12-31-2017, and 9-4-2018 thru 9-12-2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9-12-2018.

 (Signature)

President

9-12-2018

Gongago Inc.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017**

Gongago Inc.
Index to Financial Statements
(unaudited)

GONGAGO
BALANCE SHEET
12-31-2016

ASSETS

CURRENT ASSETS

Cash:	$5,000.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$5,000.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS:	**$5,000.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$5,000.00
Net Income:	$0.00
TOTAL EQUITY:	**$5,000.00**

TOTAL LIABILITIES & EQUITY:	**$5,000.00**

TOTAL ASSETS:	**$5,000.00**
TOTAL LIABILITIES & EQUITY:	- **$5,000.00**
	$0.00


GONGAGO
BALANCE SHEET
12/31/2017

ASSETS


CURRENT ASSETS

Cash:	$5,000.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$5,000.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$5,000.00

TOTAL ASSETS:	**$10,000.00**


LIABILITIES & EQUITY


CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	**$10,000.00**
Net Income:	$0.00
TOTAL EQUITY:	**$10,000.00**

TOTAL LIABILITIES & EQUITY:	**$10,000.00**

TOTAL ASSETS:	**$10,000.00**
TOTAL LIABILITIES & EQUITY:	- **$10,000.00**
	$0.00

GONGAGO
BALANCE SHEET
09/12/2018

ASSETS

CURRENT ASSETS

Cash:	$5,000.00
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$5,000.00**

FIXED ASSETS

Long-Term Investments:	$0.00
Land:	$0.00
Building:	$0.00
Accumulated Building Depreciation:	($0.00)
Machinery and Equipment:	$0.00
Accumulated Machinery and Equipment Depreciation:	($0.00)
Furniture and Fixtures:	$0.00
Accumulated Furniture and Fixtures Depreciation:	($0.00)
Other Fixed Assets:	$0.00
NET FIXED ASSETS:	**$0.00**

OTHER ASSETS

Goodwill:	$5,000.00

TOTAL ASSETS:	**$10,000.00**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$0.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	$0.00
TOTAL CURRENT LIABILITIES:	**$0.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

SHAREHOLDERS' EQUITY

Common Stock:	$0.00
Preferred Stock:	$0.00
Additional Paid-In Capital:	$0.00
Retained Earnings:	$0.00
Treasury Stock:	($0.00)
TOTAL EQUITY:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$10,000.00
Net Income:	$0.00
TOTAL EQUITY:	**$10,000.00**

TOTAL LIABILITIES & EQUITY:	**$10,000.00**

TOTAL ASSETS:	**$10,000.00**
TOTAL LIABILITIES & EQUITY:	**- $10,000.00**
	$0.00

Income Statement

Gongago Inc.

December 31 2016

Financial Statements in U.S. Dollars

Revenue

Gross Sales	0	
Less: Sales Returns and Allowances	0	
Net Sales		0

Cost of Goods Sold

Beginning Inventory	0	
Add: Purchases	0	
Freight-in	0	
Direct Labor	0	
Indirect Expenses	0	
Inventory Available	0	
Less: Ending Inventory		
Cost of Goods Sold		0
Gross Profit (Loss)		0

Expenses

Advertising	1029	
Amortization		
Bad Debts		
Bank Charges		
Charitable Contributions		
Commissions		
Contract Labor		
Depreciation	151	
Dues and Subscriptions		
Employee Benefit Programs		
Insurance		
Interest		
Legal and Professional Fees	364	
Licenses and Fees		
Miscellaneous	5710	
Office Expense		
Payroll Taxes		
Postage		
Rent		
Repairs and Maintenance		
Supplies		
Telephone		
Travel		
Utilities		
Vehicle Expenses		
Wages		
Total Expenses		7254
Net Operating Income		(7254)

Other Income

Gain (Loss) on Sale of Assets	0	
Interest Income	0	
Total Other Income		0
Net Income (Loss)		(7254)

Income Statement

Gongago Inc.
December 31 2017

Financial Statements in U.S. Dollars

Revenue

Gross Sales	0	
Less: Sales Returns and Allowances	0	
Net Sales		0

Cost of Goods Sold

Beginning Inventory	0	
Add: Purchases	0	
Freight-in	0	
Direct Labor	0	
Indirect Expenses	0	
Inventory Available	0	
Less: Ending Inventory		
Cost of Goods Sold		0
Gross Profit (Loss)		0

Expenses

Advertising	1346	
Amortization		
Bad Debts		
Bank Charges		
Charitable Contributions		
Commissions		
Contract Labor	86	
Depreciation	266	
Dues and Subscriptions		
Employee Benefit Programs		
Insurance		
Interest		
Legal and Professional Fees	325	
Licenses and Fees		
Miscellaneous	410	
Office Expense		
Payroll Taxes		
Postage		
Rent		
Repairs and Maintenance		
Supplies		
Telephone		
Travel	1568	
Utilities		
Vehicle Expenses		
Wages		
Total Expenses		4001
Net Operating Income		(4001)

Other Income

Gain (Loss) on Sale of Assets	0	
Interest Income	0	
Total Other Income		0
Net Income (Loss)		(4001)

Gongago Inc.
Cash Flow Statement

For the Year Ending	12/31/2016
Cash at Beginning of Year	12,250

Operations

Cash receipts from	
Customers	0
Other Operations	
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	(7,250)
Wage expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**(7,250)**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**(7,250)**

Cash at End of Year	5,000

Gongago Inc.
Cash Flow Statement

For the Year Ending	12/31/2017
Cash at Beginning of Year	5,000

Operations

Cash receipts from	
Customers	0
Other Operations	
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	(4,000)
Wage expenses	0
Interest	0
Income taxes	0
Net Cash Flow from Operations	**(4,000)**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	
Sale of investment securities	
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	
Purchase of investment securities	
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**0**

Net Increase in Cash	**(4,000)**

Cash at End of Year	1,000

NOTE 1 – NATURE OF OPERATIONS

Gongago, Inc. was formed on 9-4-2018("Inception") in the State of Delaware. The financial statements of Gongago, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Greenville, SC. Gongago has been operating as a sole proprietorship two years prior to the date of incorporation of the c-corp on September 4, 2018.

Gongago, Inc. is a unique online business directory and local community hub. We provide information about deals from both online and local businesses, details for local events and other happenings, and local news. There is an interactive map for local directories which allows users to get directions to a business and view relevant information about it. Local businesses in the dining, shopping, entertainment, and health and wellness categories can also become featured on Gongago's site for more exposure on the site. There is a local community forum for visitors to post classifieds, help wanted, local announcement and more.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
• Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

	Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

	Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

	Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from selling business advertisement in its online directory and other various locations on its website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable on examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company does not currently have any short or long-term contractual obligations, capital expenditure commitments, lease agreements, unused letters of credit or other obligations to reduce debt.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of 9.12.18 the company has currently issued 5,500,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 12, 2018, the issuance date of these financial statements. The Company became a C Corporation in the sate of Delaware on September 4th, 2018. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

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Gongago
Digital Concierge
Small OPO
Advertising and Marketing
US Investors Only



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Gongago.com

The One Stop Directory

Invest in Gongago

Gongago

Gongago acts as a digital concierge for businesses to consumers, businesses to business, and gives its users the chance to save money while paying for the things they already need or want. Need an attorney, dentist, or plumber? Focused on health and wellness? Or just looking for a way to spend a fun filled afternoon with your friends and family? Gongago has these things *and more* covered.

Today there is no shortage of websites that offer a multitude of discounts, offers, and incentives for





consumers. Similarly, they give businesses opportunities to get in front of consumers. There is unfortunately a caveat: we believe most of these sites only offer a few specific features and as a result most people end up having multiple memberships (on different sites) and hop between them to have all of their needs met.



What if there was a single site that gave everyone--both consumers and businesses--exactly what they needed to operate and co-exist with optimum efficiency?



Gongago is ideal for those who want to find entertainment, try new restaurants, go shopping, hire remote online service providers, or just shop online. Users have the opportunity to write reviews, receive exclusive discounts, sell their own products, attend exclusive events, and participate in their local community. Giving users a plethora of options to make their busy, on-the-go lives easier is what Gongago is all about.

Gongago is poised to be the next major disrupting force in online advertising and has the vision necessary to take the industry by storm. Gongago caters to small and mid-sized local and online businesses, connecting them to the ever-increasing mobile generation.

Your investment will help kick up our marketing efforts to increase brand awareness and ensure that we are more widely known, and can positively impact even more consumers and businesses.

More than 99% of the U.S employers are small business owners. Small businesses have increased by 49% since 1982. 80% of the internet users around the globe have a smartphone.

(2018)

Gongago: Origins



James Lyon, founder of Gongago, grew up in busy Orange County, California. His father owned a newspaper distribution service for the Orange County Register. This inspired him to read Sunday ads and the comics as a kid. Business was readily on his mind at an early age and leisure activities too.

activities too.

An avid traveler, James has traveled the world twice over. These travels have given him knowledge of the importance of adventure, travel, and experiencing new things. He wants to pass this knowledge and opportunity for new experiences to others.





James has experience as a small business owner too. Having owned a window cleaning company, apparel company, and successful photography business for many years, he understands the challenges today's small businesses face and is uniquely aligned to help them overcome those challenges.

All of these experiences combined with a passion for technology have prompted him to create the online platform Gongago, which has been live since 2016, though we only incorporated in September 2018. Gongago is where local and online businesses can do outreach at the most minimal cost, reach their target audience, and provides unique opportunities for businesses to connect with new customers.

Current Development Stage:
Gongago's website has been live and fully operational since 2016, though we only incorporated in September 2018.

"According to a new survey of small business owners...62 percent say their paid ads on Facebook are missing the target. (2017)."

Investing in Gongago is a Unique Opportunity...





Gongago gives consumers a massive directory, so they can choose from different businesses for their various needs and wants. Consumers also receive the opportunity to save money, meet new people, share experiences, give reviews, share and attend events, while staying active in their community. Gongago was designed with businesses and consumers in mind, giving them a multitude of options and fulfilling their needs.



"Most Americans prefer to shop online, and the number is only going to get bigger as the younger generations grow up in an internet-dominated world. Despite this, 46% of small businesses do not have a website and 35% feel that their operation is simply too small to warrant a website.

This is problematic for many reasons, especially when you consider that the two most important pieces of information a business can display are its address and other contact-related details."

- 97% of consumers used the internet to find a local business, up from 95% in 2016 (2017)

- 54% of consumers looked for a local business online at least once a month (2017)

What We've Achieved

Gongago has made several important strides. These include:

- 250 online and local businesses have signed up for free listings with little marketing having been done thus far.
- A number of users have submitted events to





Gongago's events calendar.

- Website traffic has grown to 50-100 visitors a day on average
- A total of 23,000+ unique visitors so far.



We believe Gongago can create an even greater impact with the right tools! One of our goals is to improve aspects of the site in order to provide optimum service to businesses and their customers while adding new features to foster mutually beneficial relationships between them.

We will seek to improve the UX, decrease glitches, and enhance the website further by increasing the speed with improved hosting solutions. Additionally, we will seek to grow our web traffic, increase brand awareness, create a mobile friendly AI powered smart app, and optimize our current code. Finally, we want to improve our ranking with search engines, which will help not only us but also the business we serve.

"3 in 4 smartphone owners turn to mobile search first to address their immediate needs"
(Google, 2017)

We Plan On Taking Our Marketing to the Next Level



More marketing will help Gongago secure more opportunities:

- Spots on media outlets like iHeartRadio.
- Create more press kits and work with PR agencies.
- We want the ability to have in-depth digital marketing campaigns
- Send direct mailers to businesses
- Send personalized emails via ad tech
- Create and present brochures to businesses
- Leverage social media
- The means to pay influencers for influencer marketing
- Create more engaging promotions
- Have the ability to create and sponsor events, pay for event spaces, and market events to businesses and consumers

consumers

Gongago also wants the ability to create in-depth relationships with our businesses through sponsorship and promotion of local events. This would include, among other things, having businesses sponsor an event in return for promoting their business to event goers. Just one more way Gongago plans to connect businesses with consumers.

- **75% of small business owners** see internet marketing as an "effective" or "very effective" tool to attract new customers (2015).
- The growth of worldwide ad spending is expected to reach over 13% in 2018. It will turn the Internet into the largest medium for advertising (2015).
- 6 in every 10 small businesses have yet to establish an online presence and get a website (2015).
- 37% of small businesses plan to increase their digital marketing spend in the next 12 months (2018).
- Mobile advertising is expected to represent 72% of all US digital ad spending (2018).
- **Mobile advertising is projected to reach $46 billion by 2019** (2015).


Gongago.com



We Offer More Than Our Competition!





Gongago is an all-encompassing, multi-dimensional platform. Imagine a platform with the capabilities of Living Social, Groupon, Yelp, and TripAdvisor (except catering more to both businesses and consumers) all in one. However, unlike Groupon and LivingSocial, Gongago is business friendly. Both LivingSocial and Groupon make businesses slash their prices, and take large fees afterward, which compromises bottom lines and often turns into being a loss leader for the business.

We believe hefty discounts do not have to come at the expense of business owners. We give businesses the ability to provide deals like discounts of 5% and up, freebies, bogo deals, or whatever else they can imagine to help build up customer loyalty, without extra associated costs. Users are then able to view and redeem deals instantly without having to jump through hoops, increasing user satisfaction.



Gongago also provides small businesses an outlet to advertise deals for Small Business Saturday and Cyber Monday in order to compete with big box retailers and Black Friday...

"56% of participants report visiting a brick-and-mortar store after receiving a deal or offer on their mobile device when they were near the store."

We believe many businesses have become wary of Yelp because of spammy or inaccurate reviews. On the other end of the spectrum, consumers have noted seeing businesses with multiple "fake" reviews, impacting credibility and reputation. Unlike with Yelp, we will strive to ensure our reviews are organic and credible. "93% of consumers read local reviews to decide if a business is good or not (2017)."

Gongago Meets a Real Need

Local businesses are looking for innovative ways to inform their customers about their business without sacrificing a lot. We want to help businesses promote their deals. "Driving sales (51.3%) and building brand awareness (48.4%) are the two top digital marketing priorities for small businesses (2017)." Advertising online can come at a cost. The amount of money businesses are spending on advertising, like on Google AdWords for example, will come at a cost per click of about $2 on average.



With our website, it comes at a fraction of the cost of what people pay for Google AdWords and other services. Depending on the industry, some key words can cost a whopping $50 to $60 per click. With the ever increasingly high costs of AdWords and growing distrust of Facebook, small businesses are scrambling to find new ways to advertise their business online. **"...just 12 percent of small business owners believe Facebook is on the same team as small business owners and is helping them grow (2017)."**

We increase savings for businesses and the amount they spend for the number of clicks they get is a lot less when advertising through Gongago.



- 1 in 5 SMBs don't use digital marketing yet (2018).
- 60% of SMBs do not have a website, and of those, 30% cite cost as the reason why and 35% feel their operations is too small to warrant a website (2016).
- Most small businesses focus on increasing revenue (72%), but they also see a great value in establishing new customer relationships (60%), and marketing and advertising (46%) (2017).
- 43% of SMBs says that improving customer experience and retention is their top strategy to improve revenue growth (2018).
- 62% of small businesses are investing 4% or more of their revenue on marketing (2018).
- Less than 30% of small businesses use Web site analytics, call tracking, or coupon codes. 18% of small businesses admit to not tracking anything (2018).

"We very rarely have ever gotten sales through Facebook. We feel that 'Friends' on Facebook would rather interact than be sold to. Trying to sell via Facebook is like walking around at a party and passing out business cards trying to sell your products to friends who would rather be socializing than dealing with a sales attempt (small business owner, 2017)."

What are businesses saying about Gongago?







"We could always use this service."
My Tight Face
Las Vegas NV

"Support local business and have all of your marketing needs taken care of..."
Blue Sky's Studio
Laguna Beach, CA

"Great advertising!"
Elevate Event
Pflugerville, TX



Fun and Leisure Made Local (and Global)

We offer more opportunity to both businesses and consumers. We want to be the premiere platform in B2C and B2B relations. Both on and offline, we'll seek to be local AND global.

The following services and businesses will find their home on Gongago:

- Attorneys, dentists, plumbers, etc...
- Concerts, festivals, food festivals, music festivals, and others
- Health and beauty
- Restaurants
- Entertainment
- Shopping
- Travel
- And so much more!



The Market Says: The Timing Could Not Be More Perfect for Gongago





Last, year the travel industry experienced a direct economic contribution from travel and tourism of approximately $2.57 trillion! 80% of customers prefer to work for themselves when it comes to purchases, with no assistance needed. 48% of consumers in the U.S., feel confident in researching and purchasing their trip via a mobile device.

As of July of 2018, disposable income reached an all time high of $15566.48 billion. Many Americans can now afford to make purchases that can help them improve their lifestyles. With Gongago, they can improve their lifestyles for premium value at an affordable cost.

- Mobile and tablet usage surpassed desktops last year. Mobile and tablet usage was 51.3% while that of the desktop was 48.7% (2016).



- Mobile users searching for local business information usually have the intent to make a purchase. 78% of mobile searches for local business information result in a purchase (2016).

- Your specific mobile marketing strategy depends on the type of business you're running, who your target audience is, and whether you need just an online presence or you're trying to launch an online store. At the very least, you'll need a website, preferably one that is responsive/mobile-friendly. However, to go above and beyond, remember that some expect mobile advertising to grow to represent 72% of digital ad spending (2016).





Partnerships:



"Gentlemen - Start Your Engine!"

(please note: this is an artist rendering and not an actual photo)

Gongago has also recently strategically partnered with Calabrese Motorsports and rising sensation 18-year-old Armani Williams, NASCAR's first openly Autistic driver in Nascar, and is in discussions for sponsorship for the up and coming 2019 race season and beyond. This would include among other things having Gongago's brand on Armani's race car as he tours the country racing, reaching potentially millions of viewers and fans, both on live tv and in person. Armani came across Gongago's site and after viewing it fell in love with the idea and reached out. Unfortunately, we don't have adequate funding at this point to help support his efforts in a meaningful manner. Armani would love to see Gongago's brand on the hood of his race car as he powers through the finish line at the Daytona one day....**and so would we!** Not only would your investment in Gongago help us with more exposure, it would help to fuel Armani in achieving his dreams of becoming a national spokesperson and champion for Autism, both on and off the race track.

"Tell me I can't so I can show you that I can" - Armani


NASCAR
motorsport.com


28


LIVE IN THE D
#LIVEINTHED
HEART OF DETROIT: RACING FOR AUTISM

Creating strategic partnerships with influencers and celebrities like these comes with costs, and it would be beneficial for us to amplify in this area. Ramping up our influencer marketing will help to get the word out and help us reach many demographics.



We want the ability to host our own original events, sell tickets, and invite businesses from our site to participate by becoming sponsors of our events as well as other major local events. This will help to bring about community and foster sales for all parties involved.





We want the ability to include:

- Packages to businesses for a greater impact
- Meet with Influencers and celebrities to partner with on campaigns
- Continue assisting businesses in innovative ways
- Continue to connect and bring people together in creative ways
- Create an even larger network to assist travelers with making new discoveries in areas they are unfamiliar with
- Grow an even larger network to provide a forum for businesses to build partnerships, build new relationships, and build revenue
- Provide an affiliate marketing program

Gongago is all about bringing folks together in numerous ways. To achieve this we will need to upgrade our technology to truly put our vision into fruition. Through remaining honest and reliable for online and local deals, we help businesses and consumers in the process of truly taking care of business.

The question we hope consumers will be asking each other is: **"Do you Gongago?"**

Consumer Satisfaction 101: Things Consumers like

We want to be the leader in consumer satisfaction. Ensuring a safe, secure, and trustworthy environment for residents all over the country. We believe consumers will love the fast easy-to-use service that Gongago provides.

Aside from writing reviews about the businesses they frequent, users can have discussions about the businesses they visit directly. The site is fully interactive, something today's consumers heavily rely on.

Earning Money
The importance of providing a social outlet is emphasized. Users can sell to each other, convene at events, and share information. Users have the ability to post pictures when telling their stories. Gongago truly is a dynamic social network with tools available.



Saving Money

The savings add up on Gongago. Users can really utilize the site for just about every service or product they normally use, or they can use the site for deals towards new products or services they normally wouldn't be able to afford. These savings are passed on to any income level and who doesn't like to save?

Cities will Love Gongago



The uniqueness of Gongago, from its interface to what it can provide, speaks volumes. Cities will be pleased about getting promoted, at no extra cost to them, when consumers discuss what is available in each individual town. They will appreciate feedback, and this will give them information on what areas they can improve. People will be providing detailed information about their travels to pass onto other travelers.

What We Are Passionate About:

Lowering Costs to Businesses

Engaging consumers

Supporting Local Business

Strengthening Communities

   

It just makes sense to assist businesses with their advertising needs without costing them a ton of money. This gives businesses the ability to provide generous deals to their customers old and new. Small business owners will enjoy how simple the site is to use, the free features, and how inexpensive it is to be featured on the business pages.

Bringing people together to experience the best parts of life is a part of our vision and manifest destiny. Expanding the number of people using the site to create an even larger network of consumers is definitely a goal of ours. Satisfied customers who enjoy both our site and the businesses that we feature are the ultimate goal.

Small businesses want to be scalable and want to serve people in their immediate area. Not all businesses have the ability to have their own website. They can set up a profile and use Gongago for their online presence and offer perks or rewards to help build customer loyalty. "Even the smallest of businesses can benefit from an internet presence."

With Gongago, users can learn from one another; buy, sell, and trade with one another; and can get to know their communities better. Local nonprofits can host events to recruit new donors and volunteers. Artists can create events surrounding their music or artwork to reach more people.

Gongago: A One Man Show



Founder James Lyon has been working on Gongago by himself, for several years now. His background in business ownership has led him to a deeper understanding of what support businesses are lacking and how to go about fulfilling their needs.

The next step is to go from solopreneur to entrepreneur. He is ready to take this business and set it to scale, through building and expanding his team and rolling out a marketing campaign that will capture the eyes and ears of a busy marketplace.

James aims to hold onto his quirky vibe. A company that speaks to small business values and personalities should be reflected from the ground up! Techies, bloggers, foodies, wanderers, wanderlusters, hipsters, trekkies, and maybe a beatboxer (or two), will all be welcomed to the team.

The Offering

$0.55/share of Common Stock.

We are offering $106,999.75 in Common Stock at a $3.025M pre-money valuation. Investors and supporters who participate will own the same class of stock as future company employees.

For those who believe in the future of the rapidly growing mobile generation and online advertising sector this is an excellent opportunity to invest in a high risk, potentially high reward early stage SaaS, B2B, & B2C technology company.

 These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Gongago: Flexible, Fun, and Free--Invest Today!

Google, Amazon, Uber..........Gongago? **Opportunity** *doesn't knock often. But when it does, it's usually a good idea to open the door and let it in. In the same fashion Google changed the internet forever, Amazon grabbed online shopping by the horns, and Uber reshaped the taxi industry, Gongago aims to revolutionize the small business industry.*



Our platform is user friendly, we provide a plethora of categories, and we build consumer confidence. We want consumers to feel comfortable with their purchasing decisions.

We believe, investors will find Gongago to be a wise investment. We all know that social networking is overdue for an evolution. Social networks can be lucrative when operating at their optimal level. Lock in your investment now, and be a part of the next wave of entertainment and social networking.

Knock, knock...

September 2016
Trademark registered with USPTO
December 2016
Online business directory added for e-commerce sites
August 2017
Reached 10,000th site visitor
July 2018
Over 40 local directories available in major cities throughout the US.
September 2018
Gongago becomes a Delaware Corporation
June 2019
100 largest cities in US local directories available. (Anticipated)
December 2019
Mobile app development completion. (Anticipated)
June 2020
250+ largest cities in US available. Global expansion. (Anticipated)

Meet Our Team





James Lyon
Founder, CEO and Director

James holds a B.S. degree in Information & Computer Sciences from University of California, Irvine. He is a highly passionate individual who loves solving real world problems with technology. James has owned several small businesses and worked in the public sector for numerous years and has a background in finance, accounting, & real estate as well. He also served as an adviser on the development of a county assessors mobile property assessment app. When he's not tinkering around on the computer he enjoys photography, nature, traveling and spending time with his family. James has been working full-time on Gongago from 2015 to present.



Offering Summary

Maximum 194,545 shares* of Common Stock ($106,999.75)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 18,181 shares of Common Stock ($9,999.55)

Company	Gongago Inc.
Corporate Address	52 Charterhouse Ave, Piedmont SC, 29673, USA
Description of Business	Gongago is a unique online business directory and local community hub. We provide information about deals from both online and local businesses, details for local events and other happenings, and local news. Our platform allows businesses to connect with mobile customers like never before and at an affordable low yearly rate with no additional fees. Users can view photos, business description, contact info, website link, and other details about a business as well as view/leave reviews and ratings for a business. There is an interactive map for local directories which allows users to get directions to a business and view relevant information about it. Gongago provides free listings for local businesses that are looking to expand their online presence and grow their business in their local community. Local businesses in the dining, shopping, entertainment, and health and wellness categories can also become featured on Gongago's site for more exposure on the site. There is a local community forum for visitors to post classifieds, help wanted, local announcement and more. Gongago has been operating as a sole proprietorship two years prior to the date of incorporation of the c-corp on September 4, 2018.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.55
Minimum Investment Amount (per	$103.95

Minimum Investment Amount (per investor)	$105.95

The 10% Bonus for StartEngine Shareholders

Gongago Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.55 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $55. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Gongago to get notified of future updates!

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:00 Life is all about

00:03 choices

00:05 You choose

00:08 You choose your own adventure.

00:11 You choose

00:13 You choose your work.

00:15 You choose

00:16 your love.

00:17 You choose your direction.

00:20 Choose

00:27 Choose wisely.

00:30 Do you Gongago?

00:34 www.gongago.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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